Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Stratex Networks, Inc.
                              (Registration File No. 333-137980)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.:
Set forth below is the text of a communication made available to employees of the Microwave Communications Division of Harris Corporation via intranet on October 17, 2006.
Subject Line: Harris Stratex Networks: The Vision of Our Future
To: All Harris MCD Employees
From: Guy Campbell
As we work toward combining two companies into one, nothing is more important than communicating the vision we have of our future as Harris Stratex Networks. We are taking the first step today by sharing a clear statement of our aspirations and our commitment to a high level of business conduct.
Our vision statement declares our overarching goal and how we want to get there:
Harris Stratex Networks Vision
To be the trusted global leader in turnkey wireless network solutions through unmatched customer focus and innovation.
Our mission statement offers more detail about the industry we serve, what we offer, our priorities, and how we will deliver a superior value proposition:
Harris Stratex Networks Mission
Harris Stratex Networks offers the most reliable, flexible, scalable, and easy to use wireless network solutions in the world for mobile, government and private networks.
Every day, we build lasting customer relationships, grow our company and build new value for our shareholders by listening to our customers, delivering innovative products matched to market demand and offering superior service and quality.
We’re committed to helping customers meet their competitive demands by building new wireless networks, upgrading existing networks and providing complete professional services.
Our values communicate what we stand for as a company and guide us in our conduct:
Harris Stratex Networks Values
•	Integrity

•	Customer focus

•	Innovation

•	Execution

•	Teamwork
Our guiding principles provide a meaningful set of rules to guide our actions in the Harris Stratex Networks workplace:
Harris Stratex Networks Guiding Principles
•	Do what you say—deliver

•	Set tough goals and meet them—excel

•	Work smarter—focus

•	Don’t blame others—help

•	Change the game—innovate

•	Recognize and reward exceptional performance—motivate
Our quality policy reinforces our dedication to quality in all that we do.
Harris Stratex Networks Quality Policy
Harris Stratex Networks will deliver exceptional value to its customers by providing on-time, high quality, innovative and cost-competitive products, systems and services.
High standards, continual improvement and customer satisfaction are the personal commitment and responsibility of each employee.
A common vision, clear mission, strong values, uncompromising guiding principles and a commitment to quality will be the foundation for our approach to each other, our customers, our partners, our communities, and our industry. This foundation will help us create a company capable of sustaining profitable growth year after year. We are confident that you will join us in adopting these tenets of our new company, which were established by members of the Harris Stratex Networks executive group.
Best regards,
Guy (electronic signature)
Additional information and where to find it
This communication is for informational purposes only. In connection with the transaction, Harris Stratex Networks, Inc. has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in solicitation
Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks’ stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2006. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the transaction when it becomes available.
SOURCE: Harris Corporation

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